Exhibit 99.12

March 30, 2015

To	To
Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.
Via the MAGNA system	Via the MAGNA system

TOWER SEMICONDUCTOR LTD. (THE "COMPANY")

Re: Additional Details Concerning the Previously Announced Series F Debentures Exchange Offer

Further to the Company's previously announced Series F debentures exchange offer report dated March 26, 2015 regarding results of the Series F debentures exchange offer and shares issuance by way of partial exchange offer under a shelf offering report (also constituting a purchase offer specification), dated March 11, 2015, as amended on March 19, 2015 (the "Exchange Offer"), under which the Company offered to holders of the Company's Series F debentures and undertook to exchange up to an aggregate of NIS 300,000,000 Series F debentures par value, held by them for a total on 8,620,690 ordinary shares par value NIS 15.00 each of the Company  (the "Ordinary Shares"), the Company hereby provides the following additional details:

1.	The Exchange Date under Section 13.2 of the Exchange Offer is March 29, 2015.

2.
For the purpose of calculating the tax (and withholding tax), the consideration, deriving from the sale of the exchanged NIS 300,000,000 Series F debentures par value (the "Participating Series F Debentures"), which was determined as the amount  of Ordinary Shares issued to each holder of Series F debentures participating in the Exchange Offer ("Participant"), multiplied by the average closing price of the Ordinary Shares during the last three trading days on the Tel-Aviv Stock Exchange Ltd. (the "TASE") prior to the exchange date1, is equal to NIS 67.7967 per each Ordinary Share which shall be issued to the Participants (amounting to an aggregate of NIS 584,454,046 for all of the Ordinary Shares to be issued to all of the Participants)2.

3.
The adjusted value of the Series F debentures as March 26, 2015 is NIS 1.849. The accrued interest related to the Series F debentures as of March 26, 2015, was NIS 0.0196 per each NIS 1 Series F debentures, amounting to NIS 5,890,810 for all of the Participating Series F Debentures. The rate of the accrued interest related to the exchanged Series F debentures as of March 26, 2015, is equal to 1.80%.

4.
It is noteworthy that the weighted discount rate of the Series F debentures registered for trade (which was calculated in 2012 to be 6.4%) will not be changed pursuant to the consummation of this Exchange Offer.

Tower Semiconductor Ltd.

1  As mentioned above, the exchange date is scheduled for March 26, 2015. The adjusted closing price of the Ordinary shares on the TASE on March 24, 25 and 26 was NIS 69.08, NIS 68.51 and NIS 65.80, respectively.

2 In accordance with the terms of the Offering Report, the Company shall issue one Ordinary Share to each Participant in exchange for every NIS 38.40 Series F debentures par value held by him.